UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934



GPG INVEST LLC
(Exact name of registrant as speci?ed in its charter)


 Delaware										37-2053486
(State or other jurisdiction of incorporation or organization)
(I.R.S. Employer Identi?cation No.)

16192 Coastal Highway, Lewes, DE 						19958

(Address of principal executive o?ces)

Registrant?s telephone number, including area code
(Zip Code)Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered

Name of each exchange on which each class is to be registered



Securities to be registered pursuant to Section 12(g) of the Act:(Title of class)


(Title of class)

Indicate by check mark whether the registrant is a large accelerated ?ler, an accelerated ?ler, a non-accelerated ?ler, smaller reporting company, or an emerging growth company.
See the de?nitions of ?large accelerated ?ler,?
?accelerated ?ler,? ?smaller reporting company,?
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ?nancial accounting standards provided pursuant to Section 13(a) of the Exchange Act.







INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Business.

The business of GPG-Invest LLC (GPGI) is to provide the funds for Global Petroleum Group (GPG) to explore and develop and oil and gas deposit offshore
Grenada. GPG holds the Production
Sharing Agreement (PSA) and the development license to produce hydrocarbons from Blocks D, offshore Grenada. GPG signed the PSA and was granted the license in 2013. The license permits exploration, development production, sales and export of hydrocarbons from the company.
The PSA terms are very favorable. GPG has formulated a compelling business case for production of FLNG as well as sale of gas to Trinidad and Tobago and singed an off-take agreement for it. See Attached White Paper for an in-depth review of the project.

COMPETITION
We compete with private, public and state-owned companies in all facets of the E&P business. Some of our competitors are larger and have greater resources.


Item 1A. Risk Factors.

We may be negatively affected by the prolonged drop in commodity prices.

The oil and gas business is fundamentally a commodity business and our revenues, operating results and future rate of growth are highly dependent on the prices we receive forhydrocarbon we will produce..
 Such prices can fluctuate widely depending upon global events or conditions that affect supply and demand, most of which are out of our control.

Our business has been, and will continue to be, adversely affected by the coronavirus
(COVID-19) pandemic.

The COVID-19 pandemic and the measures put in place to address it have negatively impacted the global economy, disrupted global supply chains, reduced global demand for oil and gas, and created significant volatility and disruption of financial and commodity markets.

Our business is likely to continue to be
further negatively impacted by the
COVID-19 pandemic. These
impacts could include but are not limited to:
?-	Continued reduced demand for our
products as a result of
prolonged reductions in travel and
commerce, even if restrictions are lifted;
?-	Disruptions in our supply chain due
in part to scrutiny or
embargoing of shipments from infected areas
or invocation of force majeure clauses in
commercial contracts due
to restrictions imposed as a result
of the global response to the pandemic;
?-	Failure of third parties on which
we rely, including our
suppliers, contract manufacturers, contractors,
joint venture partners and external business partners,
 to meet their
obligations to the company, or
significant disruptions in their ability to do so,
which may be caused
by their own financial or
operational difficulties or restrictions imposed in
 response to the
disease outbreak;
?-	Reduced workforce productivity caused by,
but not limited
to, illness, travel restrictions, quarantine,
or government mandates;
?-	Business interruptions resulting from a
portion of our
 workforce continuing to telecommute, as well as
the implementation and maintenance of protections
for employees commuting
for work, such as
personnel screenings and self-quarantines before or
after travel; and
?-	Voluntary or involuntary curtailments to
support oil prices or
alleviate storage shortages for our
products.

Any of these factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable,
could materially increase our costs, negatively impact our revenues and damage our financial condition, results of operations, cash flows and liquidity position.

Unless we successfully add to our existing resources, our future chydrocarbon production may be below estimates.


The exploration and production of oil and gas is a highly competitive industry and a  highly competitive business.
We compete with private, public and state-owned companies in all facets of the exploration and production
business, including to locate and obtain new sources of supply and to produce hydrocarbons in an efficient, cost-effective manner. Some of our competitors are larger and have greater resources than we do or may be willing to incur a higher level of risk than we are willing to incur to obtain potential sources of supply. In addition, we may be at a competitive disadvantage when competing with stateowned companies if they are motivated by political or other factors in making their business decisions, with less emphasis on financial returns. If we are not successful in
our competition for new reserves, our financial condition and results of operations may be adversely affected.

Our business may be adversely affected by price controls, government-imposed limitations on production of
hydrocarbons, or the unavailability of adequate gathering, processing, compression, transportation, and pipeline facilities and equipment for our production of hydrocarbons.

Our ability to sell and deliver the hydrocarbons that we aim to produce also depends on the availability, proximity, and capacity of gathering, processing, compression, transportation and pipeline facilities and equipment, as well as any necessary diluents to prepare our end product for transport. The facilities, equipment and diluents we rely on may be temporarily unavailable to us due to market conditions, extreme weather events, regulatory reasons, mechanical reasons or
other factors or conditions, many of which are beyond our control.

      Legal and Regulatory Risks
We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations.

Our business is subject to numerous laws and regulations relating to the protection of the environment, which are expected to continue to have an increasing impact on our operations

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation
expenditures as a result of these laws and regulations.
Any failure by us to comply with
existing or future
laws, regulations and other requirements could result in administrative or civil penalties, criminal fines, other enforcement actions or third-party litigation against us.
To the extent these expenditures,
as with all costs, are
not ultimately reflected in the prices of our products and services, our business, financial condition, results of operations and cash flows in future periods could be materially adversely affected.

Existing and future laws, regulations and internal initiatives relating to global climate change, such as limitations on GHG emissions, may impact or limit our business plans, result in significant expenditures,
promote alternative uses of energy or reduce demand for our products.

Item 2.	Financial Information.

GPGI Is a newly set-up entity therefore no accounts have been filed yet. Enclosed with the form is the commercial review of the project.


Item 3.	Properties.

The object of the fundraising is to develop the project in Blocks-D offshore Grenada.
The Detailed map of the area is attached to this form.

Item 4.	Security Ownership of Certain Bene?cial Owners and Management.

Ownership and Management do not retain any ownership of the GPG-LNG token itself. Mr. Vasilyev remains by far the largest shareholder of the project, and he is inceptives to deliver the project on time and on budget. The Management team is likewise incentivized via GPG and does not need to maintain a position in the tokens too.

Any unsold GPG=LNG tokens will remain on GPGI?s balance sheet and may be sold at an unspecified later date in case the business needs require it.

Item 5.	Directors and Executive O?cers.

GPGI is managed by Eduard V. Vasilyev.[CV enclosed with this Form]. He is the sole director and UBO of GPGI and is an Executive Director and a Majority Shareholder of GPG.

Item 6.	Executive Compensation.

GPGI does not pay executive compensation. The entirety of the money raised vis the Token Sale will be directed to the drilling program.

Item 7.	Certain Relationships and Related Transactions, and
Director Independence.

Furnish the information required by Item 404 of Regulation S-K
(?229.404 of this chapter) and
Item 407(a) of Regulation S-K (?229.407(a) of this chapter).

Item 8.	Legal Proceedings.

There are currently no legal proceedings against GPGI or the project.

Item 9.	Market Price of and Dividends on the Registrant?s Common
Equity and Related Stockholder
Matters.

N/A

Item 10.	Recent Sales of Unregistered Securities.

This is the first sale of these securities by GPGI.

Item 11.	Description of Registrant?s Securities to
be Registered.

GPG?LNG tokens will be available for purchase in USDT (Tether) and Fiat currencies
(converted into USD). Each token will cost the equivalent of $1,000.
With $350m to raise,
the offering will be limited to 350,000 tokens only. The tokens will expire 24 months after
ICO closure, converting investments received into one of the two rewards:
? Investment payback
plus 10% annual dividend ? A volume of LNG, proportionate to sum invested calculated based on current market price minus 30% discount The overall project period of 24 months represents the expected duration of the remaining project Stages B (6 months for direct proof of volume )
 and C (18 months for at-scale extraction and liquefaction).
As soon as the project is fully
operational, the investors will be rewarded for their participation..

Item 12.	Indemni?cation of Directors and O?cers.

Furnish the information required by Item 702 of Regulation
S-K (?229.702 of this chapter).

Item 13.	Financial Statements and Supplementary Data.


Item 14.	Changes in and Disagreements with Accountants on
Accounting and Financial
Disclosure.

N/A

Item 15.	Financial Statements and Exhibits.

We enclose the following Exabits:
(a) Degolyer and MacNaughton assessment of the project present net worth
(b) A Degolyer and MacNaughton compiled geological
Model of the project
(c) A company presentation
(d) A TRACS report on monetization options for the project.
(e) GPG License
(f) Production Sharing Agreement
(g) Map of the License Area
(h) CV of Eduard Vasilyev


SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934,
 the registrant has duly caused this registra-tion statement to be signed on its behalf by the undersigned, thereunto duly authorized.

				Eduard Vasilyev, Director
(Registrant)


Date:        05th August 2022		By:

(Signature)*

*Print name and title of the signing
o?cer under his signature.